EXHIBIT 21

The following is a list of the significant subsidiaries of the registrant as of February 27, 2004. Each such subsidiary does business under its corporate name.

List of Subsidiaries
Jurisdiction of
Subsidiary	Incorporation

EID Corporation	Liberia
Ethyl Administration GmbH	Switzerland
Ethyl Asia Pacific Company	Virginia
Ethyl Brasil Industria de Aditivos Ltda.	Brazil
Ethyl Canada Holdings, Inc.	Virginia
Ethyl Canada Inc.	Province of Ontario, Canada
Ethyl Europe S.P.R.L.	Belgium
Ethyl Foreign Sales Corporation	U.S. Virgin Islands
Ethyl Interamerica Corporation	Delaware
Ethyl Japan Holdings, Inc.	Virginia
Ethyl Japan Corporation	Japan
Ethyl Mineraloel-Additive GmbH	Germany
Ethyl Petroleum Additives, Inc.	Delaware
Ethyl Petroleum Additives Limited	United Kingdom
Ethyl Services GmbH	Switzerland
Ethyl Services Limited	United Kingdom
Ethyl UK Limited	United Kingdom
Ethyl Shipping Company Limited	United Kingdom